UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **June 14, 2005**



Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Incorporated by reference is a press release issued by the Cross Country Healthcare, Inc. ("the Company") on June 20, 2005 which is attached hereto as Exhibit 99.1. This information is being furnished under Item 8.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on June 20, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Name: Emil Hensel

Title: Chief Financial Officer

Dated: June 20, 2005

3

Links



EXHIBIT 99.1

CROSS COUNTRY HEALTHCARE

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE ANNOUNCES SECOND QUARTER 2005 CHARGE RELATED TO PROFESSIONAL LIABILITY CLAIMS

BOCA RATON, Fla. – June 20, 2005 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today announced that it expects to take an after-tax charge of approximately $3.2 million, or $0.10 per diluted share, in the second quarter of 2005 to increase reserves for professional liability based on recent unfavorable developments. This charge resulted from two separate and unrelated professional liability claims that arose out of nurse staffing services provided by labor and delivery nurses at one hospital in Cook County, Illinois.

Consequently, due to the magnitude of these claims and their impact on the Company's reserves for both known and incurred but unreported claims, the Company is reducing its previously disclosed earnings guidance for the second quarter of 2005 to a range of $0.03 to $0.04 per diluted share from continuing operations from the previous range of $0.12 to $0.14. Revenue guidance for the second quarter of 2005 is unchanged at $158 million to $161 million as is the guidance for FTE working nurse volume of 5,550 to 5,600.

These claims were covered by insurance policies that contained a $2 million per-claim self-insured retention layer. Last week, the Company was advised by the third party administrator of its self-insured retention policies that, based on advice from independent legal counsel, the TPA revised upward their estimated reserve amounts for these two claims. In light of this development, the Company requested that its independent actuary update the development of its professional liability reserve analysis, which resulted in this charge.

"The litigation related to these cases remains fluid and ongoing. And although our third-party claims administrator had previously reserved for these cases at historically high levels, they informed us last week they were increasing significantly these reserves due to recent developments in these cases. Currently, we are evaluating various measures to reduce our potential professional liability exposure and, for the time being, will no longer employ any new labor and delivery nurses in Cook County," stated Joseph A. Boshart, President and CEO of Cross Country Healthcare, Inc.

Emil Hensel, Chief Financial Officer of Cross Country Healthcare, Inc., explained, "The impact of these two large claims on the reserve requirements is magnified by the resulting higher loss development factors for known claims, as well as higher estimates for incurred but not yet reported claims. For the current policy year, we were successful in securing for a large majority of our nurses and other healthcare professionals individual occurrence-based professional liability insurance policies with no deductible. While the implementation of the individual policies has substantially replaced the $2 million per occurrence layer of self-insured exposure and is expected to gradually reduce our professional liability expense going forward, the potential exists for other claims to emerge under the old claims-made policies, although the likelihood diminishes over time."

Mr. Boshart added, "Despite this charge, demand in our core travel staffing business as expressed by the number of open orders from hospital customers remains strong relative to recent years and our applicant activity continues to be encouraging, which we believe will lead to improved volume in the future. To date, our bookings during the second quarter of 2005 for future contract assignments are approximately 3% ahead of the prior year.

(more)

Conference Call

Cross Country Healthcare will hold a conference call on Tuesday, June 21 at 9:00 a.m. Eastern Time to discuss this matter as well as recent industry dynamics. This call will be webcast live by CCBN and may be accessed at the Company's web site at www.crosscountry.com or by dialing 800-857-6028 from anywhere in the U.S. or by dialing 517-308-9015 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through June 24th. A replay of the conference call will be available by telephone from approximately 12:00 p.m. Eastern Time on June 21st through June 24th by calling 866-475-8042 from anywhere in the U.S. or by calling 203-369-1515 from non-U.S. locations.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate web site to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company's, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in the Company's 10-K for the year ended December 31, 2004. Statements related to guidance for the third quarter of 2005 are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions and other business combinations, the repurchase of any of our common stock, pending legal matters, or the results of our remaining healthcare consulting business, which is accounted for in discontinued operations. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed herein might not occur. Cross Country Healthcare does not have a policy of updating or revising forward-looking statements, and thus it should not be assumed that our silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877-686-9779
Email: hgoldman@crosscountry.com